Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 202-371-7180 DIRECT FAX 202-661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 ________ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com June 3, 2016
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VIA EDGAR SUBMISSION

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alexza Pharmaceuticals, Inc.
Schedule TO-T
Filed May 23, 2016 by Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and
Grupo Ferrer Internacional, S.A.
File No. 005-82505

Dear Mr. Duchovny:

On behalf of Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and Grupo Ferrer Internacional, S.A. (collectively, “Grupo Ferrer”), we are writing in response to the comments of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the above-referenced filing contained in your comment letter dated May 31, 2016.

In addition to the responses below, Grupo Ferrer has filed today an amendment to the Schedule TO-T to address the Staff’s comments and update certain additional information.

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by Ferrer’s response immediately thereafter.

Daniel F. Duchovny, Esq.
June 3, 2016

*      *      *

Offer to Purchase
Summary Term Sheet
If I accept the offer, when and how will I get paid? page 12

1.
Disclosure indicates that payment will be made “as soon as commercially practicable following expiration of the Offer” and “as soon as practicable after the Expiration Time,” on pages 12 and 22, respectively. Please revise your disclosure here and throughout the Offer to Purchase to conform to Rule 14e-1(c), which requires that you pay the consideration offered “promptly” upon expiration of the offer.

Response:

Grupo Ferrer acknowledges its obligation to pay the consideration offered promptly upon expiration of the offer.  Grupo Ferrer believes the language in the Offer to Purchase filed with the Securities and Exchange Commission on May 23, 2016 (the “Offer”) to be consistent with the meaning of promptly but has amended the Offer to clarify that payment will be made promptly after expiration of the Offer.  Grupo Ferrer has made these revisions on pages 12, 22 and 49 of the Offer.

Introduction, page 15

2.
We note your disclosure on pages 20 and 66 that the Offer is subject to the condition that the Forbearance and Waiver Agreement continues to be in full force and effect prior to closing. Such language suggests that the bidder has control over the triggering of a condition and creates the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please clarify or revise accordingly.

Response:

Grupo Ferrer does not have control over the triggering of the condition that the  Forbearance and Waiver Agreement (the “Second Forbearance Agreement”) continues to be in full force and effect.

The Second Forbearance Agreement replaces a Forbearance Agreement, dated as of January 27, 2016 (the “First Forbearance Agreement”), by and among Alexza Pharmaceuticals, Inc. (“Alexza”), its subsidiary Atlas U.S. Royalty, LLC (“Atlas”) and the holders of Atlas PhaRMASM Senior Secured 12.25% Notes due 2027 (the “Atlas Notes”, and their holders, the “Noteholders”) .  Grupo Ferrer was not a party to the First Forbearance Agreement.  It was made a party to the Second Forbearance Agreement to make it the beneficiary of the Noteholder obligations and releases memorialized therein.

Daniel F. Duchovny, Esq.
June 3, 2016

Grupo Ferrer does not have ongoing obligations under the Second Forbearance Agreement, a breach of which could cause the failure of the corresponding closing condition to be satisfied.

Moreover, Grupo Ferrer has no termination rights under the Second Forbearance Agreement.  The Second Forbearance Agreement terminates “upon the earliest to occur of

(i) the mutual agreement in writing of all of the Parties,

(ii) written notice by the Acquirer to the other Parties that the Closing shall not occur for any reason,

(iii) the occurrence of a voluntary or involuntary bankruptcy or insolvency proceeding in respect of Alexza or Atlas prior to the Closing subject to a thirty (30) day notice and cure period in the case of an involuntary bankruptcy or insolvency proceeding, and

(iv) the Outside Date unless, prior to such Outside Date, the Transaction has been consummated.”

The termination events set forth in clauses (i) and (iii) are outside the control of Grupo Ferrer, as they require actions by, or proceedings relating to, Alexza, Atlas and the Noteholders (as applicable).  The termination event set forth in clause (iv) is triggered by the passage of time, and, thus, also outside the control of Grupo Ferrer.

The termination event specified in clause (ii) requires a notice by Ferrer Pharma Inc. to the effect that the closing of the tender offer shall not occur.  While the giving of such notice is within the control of Grupo Ferrer, this provision is not drafted as a termination right, nor was it intended as such.  Rather, this provision is drafted as a termination event triggered by the notification of an objectively verifiable circumstance under the terms of the Agreement and Plan of Merger, dated as of May 9, 2016 among Alexza, Grupo Ferrer and Ferrer Pharma Inc.

Given the absence of an ongoing obligation by Grupo Ferrer under the Second Forbearance Agreement and the lack of any termination rights, Grupo Ferrer does not believe that the Offer constitutes an illusory offer in contravention of Section 14(e) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”).

The sole intent of the offer condition is to ensure that the forbearances by the Noteholders (i.e., the noteholders’ undertaking not to exercise certain rights related to Atlas’ default under the Atlas Notes) continue to be in place at the time the Offer closes, so that Grupo Ferrer does not acquire a business facing imminent bankruptcy or insolvency.  Section

Daniel F. Duchovny, Esq.
June 3, 2016

14(e) of the Exchange Act prohibits fraudulent, deceptive or manipulative practices.  The foregoing offer condition does not qualify as such.

3.
The last paragraph on page 23 states that you will pay for tendered shares promptly after the later of (i) the Expiration Time or (ii) the satisfaction or waiver of the conditions to the Offer. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise accordingly.

Response:

Grupo Ferrer has revised the last paragraph on page 23 of the Offer to eliminate clause (ii) and clarify that validly tendered and not withdrawn shares will be accepted for payment promptly after the Expiration Time.

Source and Amount of Funds, page 64

4.
We note your statement in the penultimate paragraph that the offer will be funded with cash on hand and “available credit facilities.” Please revise to disclose the information required by Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

Response:

Item 7 of Schedule TO and Item 1007(d) of Regulation M-A require summaries of loan agreements or arrangements and descriptions of plans or arrangements to finance or repay loans.

Grupo Ferrer intends to fund the payments to be made at the closing of the tender offer and the merger with cash on hand.  It does not expect to use borrowed funds for any portion of the closing payments.  Grupo Ferrer intends to use cash on hand, but has reserved the ability to use borrowed funds, for all or portions of the Milestone Payments (as defined in the Offer), if any.  As the Milestone Payments, if any, may become payable over a fifteen year period, Grupo Ferrer has at this time not put into place, or determined the characteristics of, any credit facilities that may be entered into for purposes of funding Milestone Payments.  Furthermore, Grupo Ferrer’s having credit facilities in place is not a condition to payment of the Milestone Payments.

Grupo Ferrer has revised page 64 of the Offer to clarify that the closing payments will be made with cash on hand and that the Milestone Payments, if any, may be funded, in whole or in part, from cash on hand or from credit facilities that Grupo Ferrrer may enter into in the future on such terms and conditions as may then be available to Grupo Ferrer.

Daniel F. Duchovny, Esq.
June 3, 2016

We acknowledge on behalf of Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and Grupo Ferrer Internacional, S.A. that:

•	Such party is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission form taking any action with respect to the filing; and

•	Such party may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *

Daniel F. Duchovny, Esq.
June 3, 2016

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (202) 371-7180.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.